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                                                     NEWS RELEASE

                                                     Advanta
                                                     Corporation
[ADVANTA LOGO]                                       Welsh & McKean Roads
                                                     P.O. Box 844
                                                     Spring House, PA 19477-0844

     For further information please contact:

98/02
Janet Point
Vice President, Investor Relations
(215) 444-5335

D.F. King & Co
Information Agent
(800) 431-9633

                                             FOR IMMEDIATE RELEASE

                         ADVANTA COMMENCES TENDER OFFER

SPRING HOUSE, PA, JANUARY 20, 1998 - Advanta Corporation (NASDAQ: ADVNB; ADVNA; ADVNZ) today announced that it has commenced a cash Tender Offer to purchase approximately $850 million for up to 7,882,750 shares of its Class A Common Stock at $40 per share net and up to 12,482,850 shares of its Class B Common Stock at $40 per share net and up to 1,078,930 shares of its Stock Appreciation Income Linked Securities (SAILS) Depositary Shares at $32.80 per share net. The Offer is not conditioned upon any minimum number of shares being tendered. If more shares are tendered than the amount sought in the Tender Offer, then the shares will be purchased pro rata. The Offer is, however, subject to certain other conditions, including the closing of the transaction between the Company and Fleet Financial Group. This Tender Offer will expire at 12:00 midnight, New York City time on February 20, 1998 unless the offer is otherwise extended.

In connection with the Offer, BT Alex. Brown Incorporated is acting as the Dealer Manager, D.F. King & Co. is acting as the Information Agent, First City Trust Company is acting as the Depositary and PNC Bank, N.A. is acting as Escrow Agent. The Terms and Instructions to participate in the Tender Offer are set forth in the Offer to Purchase. Questions and requests for assistance may be directed to the Information Agent, D.F. King & Co at (800) 431-9633, 77 Water Street, New York, NY 10055.
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The Board of Directors of Advanta has approved the Offer. However, neither the
Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. The Company has been advised that each of its current Directors and Executive Officers who owns shares, including Dennis Alter, Chairman and Chief Executive Officer of Advanta, will tender shares pursuant to this Offer but have not determined how many shares to tender.

On October 28, 1997, the Company announced that it had entered into an agreement under which Fleet Financial Group will acquire Advanta's consumer credit card business and will combine it with Fleet's consumer credit card business. A Special Meeting of Stockholders to consider and vote on this transaction has been set for February 20, 1998. The proxy material detailing this transaction and requesting stockholder approval is being distributed to holders of the Class A Common Stock. Class B Common Stock and Stock
Appreciation Income Linked Securities (SAILS) Depositary Shares. Only the holders of record at the close of business on January 2, 1998 of Advanta's
Class A Common Stock and Class A Preferred Stock will be entitled to vote either by Proxy or at the Special Meeting of the Stockholders to be held on February 20, 1998 at 10:00 A.M., local time, at Advanta's Headquarters, Welsh and McKean Roads, Spring House, Pennsylvania. The Company anticipates that the transaction will close the same day as the Special Meeting or February 20, 1998.

With more than six million customers, nearly $21 billion in managed assets and 4,100 employees as of September 30, 1997, Advanta is a financial services enterprise that serves consumers and small businesses through innovative offerings of credit cards, mortgages, leases, insurance and deposit products.

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